Exhibit 99.3
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	26 August 2011
SIMS METAL MANAGEMENT ANNOUNCES
FISCAL 2011 RESULTS
Financial Results for the Full Year Ended 30 June 2011
Sims Metal Management (the “Company”) today announced revenue of $8.9 billion and a net profit after tax (NPAT), on a statutory basis, of $192.1 million, representing 93.3 cents per diluted share, for the year ended 30 June 2011. NPAT in Fiscal 2011, on an underlying basis, was $182 million. See the Reconciliation of Statutory Results to Underlying Results for Years Ended 30 June 2011 and 30 June 2010 attached herein for more information.
Revenue increased 19 percent to $8.9 billion during Fiscal 2011. EBITDA (earnings before interest, tax, depreciation, and amortisation) of $431.7 million was an increase of 22 percent on the prior corresponding period. NPAT of $192.1 million was an increase of 52 percent on the prior corresponding period. Diluted earnings per share (EPS) was 93.3 cents per share, an increase of 45 percent on the prior corresponding period. The adverse impact of foreign exchange translation during Fiscal 2011 reduced sales, EBITDA, and NPAT each by circa 9 percent relative to the prior corresponding period.
In Fiscal 2011, the Company’s total scrap intake and shipments were 14.3 million tonnes and 14.2 million tonnes, respectively. Scrap intake and shipments increased 7 percent and 10 percent, respectively, on the prior corresponding period.
Results at a Glance

(in A$ millions)
STATUTORY:	FY11	FY10
Revenue	$8,853	$7,459
EBITDA[2]	$432	$353
EBIT	$301	$208
NPAT	$192	$127
Diluted EPS (cents)	93.3	64.5

UNDERLYING[1] :
Revenue	$8,853	$7,459
EBITDA[2]	$416	$382
EBIT	$$285	$237
NPAT	$182	$147
1   See table attached that reconciles statutory and underlying results.
2   EBITDA is an unaudited measurement of non-conforming financial information. See attached table that reconciles EBITDA to statutory NPAT.
Group Chief Executive Officer Daniel W. Dienst stated, “Given the uncertain global economic conditions that pervaded during Fiscal 2011, we are somewhat pleased with our results and, in particular, with our solid performance in the second half. Second half net profit after tax increased by 190 percent over the first half result. Our top line growth in revenues during Fiscal 2011 was nearly 19 percent and was accomplished through stronger shipments, which grew 10 percent year on year, and improved pricing. Our intake improved across all regions and year on year intake increased by 7 percent with growth most notable in North America. The combination of improved intake and shipments along with improved pricing and gross margins allowed us to increase NPAT by $65 million, or 52 percent over the prior corresponding period.”
Mr. Dienst continued, “We had set many priorities in Fiscal 2011, including our objectives to increase market share and margins to drive stronger profit and dividends which were accomplished. We also invested circa $250 million of free cash flow to execute on our growth plans for strategic acquisitions and the implementation of proprietary technology into our core businesses. We have now extended our new proprietary downstream processing technology to all of our regions and are pleased with the early results, while continuing the rollout to additional facilities during the new fiscal year. During Fiscal 2011, we expanded the footprint of Sims Recycling Solutions (SRS) further into the U.K. and Continental Europe with four acquisitions and closed six tuck-in acquisitions for our traditional metals recycling business in all three operating regions.”
Mr. Dienst emphasised, “We believe it is notable that such investments did not come at the sacrifice of our strong capitalisation. The hallmark of our Company’s financial strength is evidenced by net debt to total capital of circa 4 percent at 30 June 2011. We also did not compromise our commitment to dividend policy and maintained a payout ratio of 50 percent.”
Mr. Dienst added, “During Fiscal 2011, our most important priority again was to improve the safety of our facilities and operations. In that context, we made significant strides, and note improved trends during Fiscal 2011 in terms of both lesser frequency and reduced severity of workplace accidents. This accomplishment is attributed to our Company wide commitment to safety at every level in our journey towards an accident free workplace.”
North America
Sales revenue was up 19 percent on the prior corresponding period to $6.0 billion and EBIT (earnings before interest and tax) increased by 51 percent to $121 million. Full year results for North America were impacted by atypical items that increased EBIT by $7.0 million, most of which relates to a gain on the sale of other financial assets. Scrap intake in North America increased by 9 percent on the prior corresponding period to 11.1 million tonnes and shipments increased by 11 percent to 11.0 million tonnes.
Mr. Dienst continued, “Our North America Metals business had a strong finish in the second half. North America Metals experienced meaningful recovery in intake in Fiscal 2011. Shipments were also strong as we finished the fiscal year with more balanced intake and shipments, consistent with our goal to be as liquid as the global trading markets permit. Deep sea ferrous markets demonstrated stronger demand coincident with the second half of our fiscal year. We made significant progress in implementing our new downstream technology in our Eastern Region shredders, which should be completed over the coming weeks. In addition, we also recently made significant downstream investments in our Western Region shredders. We have expectations for strong returns on these investments.”
Mr. Dienst said, “We closed three tuck-in acquisitions in North America Metals during Fiscal 2011. We expanded our presence in ferrous trading during Fiscal 2011 through several new important trading relationships as well as by the establishment or acquisition of new facilities with export capabilities in Texas and on the Mississippi River system. We relocated our aerospace operations to a new state-of-the-art facility.”
Australasia
Sales revenue for the region was up 12 percent on the prior corresponding period to $1.4 billion and EBIT increased by 31 percent to $80 million. Full year results in Australasia were impacted by atypical items that reduced EBIT by $2 million. Scrap intake and shipments at 1.7 million tonnes each represented a 2 percent and 11 percent increase, respectively, year-on-year.

Mr. Dienst said, “Our Australasian business once again accomplished growth in earnings and strong returns on capital. Our people, assets and technology create a sustainable competitive advantage for us in this very important market. We enhanced several downstream recovery systems including an installation at our St. Marys shredder, which is generating strong returns. We also closed an important tuck-in acquisition in Queensland during Fiscal 2011. Overall, we experienced significant improvement in our ferrous business within the region. We intend to continue to invest in and improve on our leadership position in Australasia during the new fiscal year.”
Europe
Sales revenue was up 25 percent on the prior corresponding period to $1.5 billion and EBIT increased by 50 percent to $100 million. Full year results in Europe were impacted by $11 million of atypical income items, most of which related to a commercial settlement. Scrap intake and shipments in the region increased by 2 percent and 5 percent, respectively. Intake and shipments were each 1.5 million tonnes during Fiscal 2011.
Mr. Dienst said, “Our European business had an outstanding performance during Fiscal 2011. We noted strong growth in profitability within our U.K. Metals business and were particularly pleased by a strong performance from our SRS business in Continental Europe. We generated improved ferrous and non-ferrous earnings year-on-year in our traditional metals business and are nearly finished with the implementation of our new downstream plant in Long Marston – set to be fully operational shortly. Our SRS business generated a strong result again from organic growth, evident in both improved volumes and from new global customer relationships, as well as enhanced recoveries from investments into processing technology. Strong results for SRS in Fiscal 2011 are also attributed to a successful acquisition strategy. During Fiscal 2011, we closed four acquisitions for SRS in Europe and accomplished two tuck-in acquisitions for the traditional metals business in the U.K. We currently operate with a footprint for SRS in 10 countries across Europe and look forward to continued expansion.”
Markets & Outlook
Mr. Dienst concluded, “Despite the dramas of U.S. politics and credit downgrade, continued European sovereign debt fears, and Chinese inflation worries, we continue to find sufficient liquidity in the deep sea ferrous markets. Non-ferrous trading markets remain liquid, albeit with extreme price volatility in base metals markets. Pricing for processed ferrous metals remains relatively attractive, freight costs remain supportive of our global trading platforms, and intake currently remains steady. Due to the uncertainty involving global economic conditions that impact our business, we are unwilling to provide specific guidance at this time. We will continue to confidently invest in our business and people knowing that Sims Metal Management is well positioned and highly leveraged to a global economic recovery, particularly in North America.”
Capitalisation
During June 2011, the Company entered into new three-year credit facilities that do not mature until June 2014. The total lines provide borrowing capacity of circa $1.4 billion. As of 30 June 2011, the Company had net debt balances of approximately $126 million, representing net debt of 4 percent of total capital.
Dividend
The Company has determined that a final dividend of 35 cents per share (43 percent franked) will be paid on 21 October 2011 to shareholders on the Company’s register at the record date of 7 October 2011. The total dividends for all of Fiscal 2011 represent a payout ratio of 50 percent of net profit after tax.

The Company’s Dividend Reinvestment Plan (DRP) will apply to the final dividend. All eligible shareholders who are registered as holding shares in the Company at the record date and who have provided the Company with the requisite Notice of Election form prior to that date will be eligible to participate. Shares will be issued at a 2.5 percent discount to the Company’s weighted average market price over a period of five trading days commencing on the trading day after the record date. The dividend is payable in cash or additional shares (pursuant to the DRP) at the election of eligible shareholders. Foreign shareholders will be relieved of any withholding tax as a consequence of the application by the Company of Foreign Conduit Income Credits.
Reconciliation of Statutory Result to Underlying Result for the Years Ended 30 June 2011 and 30 June 2010

	EBITDA		EBIT		NPAT
(in A$ millions)	FY11	FY10	FY11	FY10	FY11	FY10
Statutory Results	$432	$353	$301	$208	$192	$127

Inventory Adjustments to Net Realisable Value	-	$18	-	$18	-	$12

Redundancy Accruals	$2	$6	$2	$6	$1	$4
Fixed Asset Impairment & Yard Closure Costs	-	$15	-	$15	-	$10

Impairment Identified in Investments in Joint Ventures and Other Intangibles	-	$7	-	$7	-	$5

Transaction and Other Acquisition Costs	$3	($1)	$3	($1)	$2	($1)

Plant Relocation Costs	$4	-	$4	-	$3	-

Gain on Sale of Other Financial Assets	($11)	-	($11)	-	($7)	-

Commercial Settlement	($12)	-	($12)	-	($8)	-

Other Gains Including Formation Gain on the Acquisition of a Joint Venture	($2)	($16)	($2)	($16)	($1)	($10)

Underlying Result	$416	$382	$285	$237	$182	$147

Reconciliation of Unaudited Non-Conforming Financial Information to Statutory Reporting
EBITDA3:

(in A$ millions)	FY11	FY10
NPAT	$192	$127

Depreciation and Amortisation	$131	$144

Interest expense, net	$24	$14

Income taxes	$85	$68

EBITDA	$432	$353

Net Debt4:

(in A$ millions)	FY11	FY10
Total borrowings	$292	$117

Minus cash balances	($166)	($132)

Net debt / (cash)	$126	($15)

Stockholders’ Equity	$2,921	$3,279

Net debt as a percentage of Total Capital	4%	NMF[5]
3   EBITDA is a measure of cash flow generating capacity that is commonly utilised by the investment community.
4   Net debt equals total borrowings minus cash balances at 30 June 2011 and reflects total borrowings as if borrowings were reduced by cash balances as a pro forma measurement.
5   NMF indicates not meaningful.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 6 December 2010.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management is the world’s largest listed metal recycler with approximately 250 facilities and 6,200 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.
For further information contact
Daniel Strechay
Group Director – Communications & Public
Relations Tel: +1 212 500 7430